UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 GigOptix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37517Y103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                      c/o Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 6 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 37517Y103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            774,026
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        774,026
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,026
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 23 pages

Item 1. SECURITY AND ISSUER

The class of securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of GigOptix, Inc (the "Issuer"), a Delaware Corporation, whose principal executive offices are located at 2400 Geng Road, Suite 100, Palo Alto, CA 94303.

The Common Stock is traded on the OTC Bulletin Board.

The CUSIP number for the Common Stock is 37517Y103

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

     (1) Elron Electronic Industries Ltd., an Israeli public corporation ("Elron"), with its principal business and principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a technology holding company.

     (2) Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. As of November 9, 2009, DIC owned directly and through wholly owned subsidiaries approximately 49% of the outstanding shares of Elron. By reason of DIC's ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

     (3) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of November 9, 2009, IDB Development owned approximately 74% of the outstanding shares of DIC. By reason of IDB Development's control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

     (4) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. As of November 9, 2009, IDB Holding owned all of the outstanding shares of IDB Development. By reason of IDB Holding's control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

     The following persons may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (4) above:

     (5) Mr. Nochi Dankner, whose address is 3 Azrieli Center, the Triangular Tower, 44th floor, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

     (6) Mrs. Shelly Bergman, whose address is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv 69697, Israel. Her present principal occupation is director of companies

     (7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526, Israel. Her present principal occupation is director of companies.

     (8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.


                               Page 10 of 23 pages

     As of November 9, 2009 -

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 57% and 13% respectively of the outstanding shares of, and controlled, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owned directly and through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which is a wholly owned subsidiary of Ganden Holdings, approximately 55.3% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director, of IDB Holding, IDB Development and DIC, and Rona Dankner, the daughter of Nochi Dankner and the niece of Shelly Bergman, is a director of Elron.

     Shelly Bergman owned through a private Israeli corporation which is a wholly owned by her approximately 4.2% of the outstanding shares of IDB Holding.

     Ruth Manor controlled Manor Holdings BA Ltd. ("Manor Holdings"), a private Israeli corporation which owned directly and through Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation which is a majority owned subsidiary of Manor Holdings, approximately 13.4% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC and Dori Manor is a director of Elron as well.

     Avraham Livnat controlled Avraham Livnat Ltd., a private Israeli corporation which owned directly and through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation which is a wholly owned subsidiary of Avraham Livnat Ltd., approximately 13.4% of the outstanding shares of IDB Holding. Avraham Livnat's son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC and another son of Avraham Livnat, Shay Livnat, is a director of IDB Development and Elron.

     Most of the foregoing shareholdings in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB Holding's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such shareholdings.

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "IDB Shareholders Agreement") with respect to their ownership of approximately 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003, which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein. The additional shares of IDB Holding owned by Ganden Holdings, Shelly Bergman, Manor Holdings and Avraham Livnat Ltd. are not subject to the IDB Shareholders Agreement.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Common Stock owned beneficially by Elron.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elron, (ii) DIC, (iii) IDB Development and (iv) IDB Holding are set forth in Schedules A, B, C and D attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 11 of 23 pages

     (f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 9, 2009, Elron acquired 774,026 shares of Common Stock as a result of a merger of ChipX, Incorporated (in which Elron was a shareholder) with the Issuer pursuant to the Merger Agreement dated November 9, 2009 (the "Merger Agreement').

Item 4. PURPOSE OF TRANSACTION

The Common Stock acquired by Elron was acquired for investment purposes. If the Reporting Persons believe it to be in their interest, the Reporting Persons may acquire additional shares of Common Stock, or sell all or any portion of the Common Stock owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of November 9, 2009, Elron beneficially owned an aggregate of 774,026 shares of Common Stock, or approximately 8.7%, of the Common Stock. This percentage was calculated based on 8,852,374 shares of Common Stock outstanding, as reported in the Issuer's Report on Form 8K filed with the Securities and Exchange Commission on November 10, 2009.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by Elron.

None of the Reporting Persons purchased, and none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to November 9, 2009.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC and Elron did not own, as of November 9, 2009, any shares of Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to November 9, 2009.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the terms of the Merger Agreement, the Issuer agreed to use commercially reasonable efforts to prepare and file a registration statement under the Securities Act to register the Common Stock held by Elron.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A, B, C and D - name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elron, (ii) DIC, (iii) IDB Development and (iv) IDB Holding.

Exhibit 1 Authorization Letter dated November 15, 2009 between DIC and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 2 Authorization Letter dated November 16, 2009 between IDB Development and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 3 Authorization Letter dated November 16, 2009 between IDB Holding and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Holding.

Exhibit 4 Authorization Letter dated November 16, 2009 between Nochi Dankner and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 5 Authorization Letter dated November 15, 2009 between Shelly Bergman and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.


                               Page 12 of 23 pages

Exhibit 6 Authorization Letter dated November 16, 2009 between Ruth Manor and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 7 Authorization Letter dated November 16, 2009 between Avraham Livnat and Elron authorizing Elron to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2009          ELRON ELECTRONIC INDUSTRIES LTD.
                                 DISCOUNT INVESTMENT CORPORATION LTD.
                                 IDB DEVELOPMENT CORPORATION LTD.
                                 IDB HOLDING CORPORATION LTD.
                                 NOCHI DANKNER
                                 SHELLY BERGMAN
                                 RUTH MANOR
                                 AVRAHAM LIVNAT

                                 BY: ELRON ELECTRONIC INDUSTRIES LTD.

                                                 (signed)
                                 BY:  ___________________________________

                                 Yaron Elad and Rinat Remler, authorized
                                 signatories of Elron Electronic Industries
                                 Ltd., for itself and on behalf of Discount
                                 Investment Corporation Ltd., IDB Development
                                 Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed hereto as Exhibits 1 through 7.


                               Page 13 of 23 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                            (as of November 9, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Arie Mientkavich                                Chairman of the                    Chairman of Elron; Deputy Chairman of Gazit
3 Azrieli Center, The Triangular Tower,         Board of Directors                 Globe Ltd and Chairman of Gazit Globe Israel
42nd floor, Tel-Aviv 67023, Israel                                                 (Development) Ltd.

Ami Erel                                        Director                           President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower,                                            Chairman of NetVision Ltd., Cellcom Israel Ltd.
44th floor, Tel-Aviv 67023, Israel                                                 and Koor Industries Ltd.

Avraham Asheri                                  Director                           Director of companies.
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Yaacov Goldman                                  External Director                  Director of companies.
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Gad Arbel                                       External Director                  Director of Companies.
Hashalom 96,
Mevaseret Zion, 90805, Israel

Prof. Gabriel Barbash                           Director                           Director General of the Tel Aviv
14 Zisman Street,                                                                  Sourasky Medical Center.
Ramat Gan 52521, Israel

Rona Dankner                                    Director                           Portfolio companies liaison at DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Director                           Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                            Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                                 Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director                           President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower,
45th floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director                           Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                               vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Arie Ovadia                                     Director                           Director of companies.
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Ari Bronshtein                                  Co-Chief Executive                 Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower          Officer                            of Elron.
44th floor, Tel-Aviv 67023, Israel

Zvi Slovin                                      Co-Chief Executive                 Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower          Officer
44th floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Vice President and                 Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower,         Chief Financial                    Elron.
44th floor, Tel-Aviv 67023, Israel              Officer

(*) Dual citizen of Israel and France.


                               Page 14 of 23 pages

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                            (as of November 9, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Nochi Dankner                                   Chairman of the                    Chairman of IDB Holding; Chairman of IDB
3 Azrieli Center, The Triangular Tower,         Board of Directors                 Development, DIC and Clal Industries and
44th floor, Tel-Aviv 67023, Israel                                                 Investments Ltd.; Businessman and director of
                                                                                   companies.

Zehava Dankner                                  Director                           Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director                           Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                            Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                                 Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director                           Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                            Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                                 Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director                           Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower,                                            Ltd. Co-Chairman of Shufersal Ltd.
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director                           Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director                           Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction,
Ramle 72102, Israel

Eliahu Cohen                                    Director                           Director & Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower,                                            Development.
44th floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director                           Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel
Moshe Arad                                      External Director                  Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director                  Chief Executive Officer and director of Dover
11 Hamaalot Street,                                                                Medical and Scientific Equipment Ltd.
Herzlia B 46583, Israel


                               Page 15 of 23 pages

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Prof. Niv Ahituv                                External Director                  Professor at the Faculty of Management in the
33 Drezner Street,                                                                 Tel Aviv University.
Tel Aviv 69496, Israel.

Isaac Manor (*)                                 Director                           Chairman of companies in the motor vehicle
103 Kahanman Street,                                                               sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director                           Chief Executive Officer of companies in the
103 Kahanman Street,                                                               motor vehicle sector of the David Lubinski
Bnei Brak 51553, Israel                                                            Ltd. group.

Haim Gavrieli                                   Director                           Chief Executive Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,                                            Executive Vice President of IDB Development.
44th floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief                President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower,         Executive Officer                  Chairman of NetVision Ltd., Cellcom Israel Ltd.
44th floor, Tel-Aviv 67023, Israel                                                 and Koor Industries Ltd.

Raanan Cohen                                    Vice President                     Vice President of DIC; Chief Executive Officer
3 Azrieli Center, The Triangular Tower,                                            of Koor Industries Ltd.
44th floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President                     Vice President of DIC; Co-Chief Executive
3 Azrieli Center, The Triangular Tower,                                            Officer of Elron.
44th floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and                 Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower,         Chief Financial                    of DIC.
44th floor, Tel-Aviv 67023, Israel              Officer

Dr. Yochai Rafaelli                             Vice President                     Vice President of DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller                        Comptroller of DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France


                               Page 16 of 23 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of November 9, 2009)

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Nochi Dankner                                   Chairman of the                    Chairman of IDB Holding, IDB Development, DIC
3 Azrieli Center, The Triangular Tower,         Board of Directors                 and Clal Industries and Investments Ltd.;
44th floor, Tel-Aviv 67023, Israel                                                 Businessman and Director of companies.

Zehava Dankner                                  Director                           Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of                 Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,         the Board of                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel              Directors                          Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of                 Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,         the Board of                       Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel              Directors                          Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director                           Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower,                                            Ltd.; Co-Chairman of Shufersal Ltd.
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director                           Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat                                     Director                           President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower,
45th floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief                 Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower          Executive Officer
44th floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director                           Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                               of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director                           Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                               vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director                           Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director                           Director of companies.
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth                          Director                           Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street, Raanana 43724, Israel                                         Faculty of Law in the Tel Aviv University.

Irit Izakson                                    Director                           Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive                   Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower,         Vice President                     Development; Chief Executive Officer of IDB
44th floor, Tel-Aviv 67023, Israel                                                 Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice                     Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower,         President and Chief                Officer of IDB Development; Chief Financial
44th floor, Tel-Aviv 67023, Israel              Financial Officer                  Officer of IDB Holding.

Ari Raved                                       Vice President                     Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and                 Vice President and finance manager of IDB
3 Azrieli Center, The Triangular Tower,         finance manager                    Development; Vice President and Chief Financial
45th floor, Tel-Aviv 67023, Israel                                                 Officer of Clal Industries and Investments Ltd.;
                                                                                   Finance manager of IDB Holding.


                               Page 17 of 23 pages

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Haim Gavrieli                                   Executive Vice                     Chief Executive Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,         President                          Executive Vice President of IDB Development.
44th floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President                     Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower,         Comptrolling                       Comptroller of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller                        Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and                 Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower,         Corporate Secretary                Development; Corporate Secretary of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.

(**) Dual citizen of Israel and the Republic of Germany.


                               Page 18 of 23 pages

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of November 9, 2009)

NAME & ADDRESS                                  POSITION                           CURRENT PRINCIPAL OCCUPATION
--------------                                  --------                           ----------------------------
Nochi Dankner                                   Chairman of the                    Chairman of IDB Holding, IDB Development, DIC
3 Azrieli Center, The Triangular Tower,         Board of Directors                 and Clal Industries and Investments Ltd.;
44th floor, Tel-Aviv 67023, Israel                                                 Businessman and Director of companies.

Isaac Manor (*)                                 Deputy Chairman of                 Chairman of companies in the motor vehicle
103 Kahanman Street,                            the Board of                       sector of the David Lubinski Ltd. group.
Bnei brak 51553, Israel                         Directors

Arie Mientkavich                                Vice Chairman of                   Chairman of Elron; Deputy Chairman of Gazit-
14 Betzalel Street,                             the Board of                       Globe Ltd. and Chairman of Gazit-Globe Israel
Jerusalem 94591,Israel                          Directors                          (Development) Ltd.

Zehava Dankner                                  Director                           Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director                           Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower,                                            Development; Chief Executive Officer of IDB
44th floor, Tel-Aviv 67023, Israel                                                 Investments (U.K.) Ltd.

Refael Bisker                                   Director                           Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower,                                            Ltd.; Co-Chairman of Shufersal Ltd.
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director                           Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director                           Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director                           Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director                           Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                               vehicle sector of the David Lubinski Ltd. group.
Bnei brak 51553, Israel

Meir Rosenne                                    Director                           Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director                  Head of auditing of subsidiaries of Clalit
7 Tarad Street,                                                                    Health Services
Ramat Gan 52503, Israel

Zvi Dvoresky                                    External Director                  Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street,
Haifa 34986, Israel

Zvi Livnat                                      Director and                       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,         Executive Vice                     Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel              President                          Officer of Clal Industries and Investments Ltd.

Haim Gavrieli                                   Chief Executive                    Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower,         Officer                             Vice President of IDB Development.
44th floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Executive Vice                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,         President                          Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                                 Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial                    Chief Financial Officer of IDB Holding;
3 Azrieli Center, The Triangular Tower,         Officer                            Executive Vice President and Chief Financial
44th floor, Tel-Aviv 67023, Israel                                                 Officer of IDB Development.

Haim Tabouch                                    Comptroller                        Comptroller of IDB Holding; Vice President
3 Azrieli Center, The Triangular Tower,                                            Comptrolling of IDB Development.
44th floor, Tel-Aviv 67023, Israel

*    Dual citizen of Israel and France.


                               Page 19 of 23 pages

                                                                       Exhibit 1

                                                               November 15, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                  Discount Investment Corporation Ltd.

A g r e e d:

(signed)
______________________________
Elron Electronic Industries Ltd.

                         ==============================

                                                                       Exhibit 2

                                                               November 16, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                    IDB Development Corporation Ltd.

A g r e e d:

(signed)
______________________________
Elron Electronic Industries Ltd.


                               Page 20 of 23 pages

                                                                       Exhibit 3

                                                               November 16, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                      IDB Holding Corporation Ltd.

A g r e e d:

(signed)
______________________________
Elron Electronic Industries Ltd.

                         ==============================

                                                                       Exhibit 4

                                                               November 16, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                             Nochi Dankner

A g r e e d:

(signed)
__________________________
Elron Electronic Industries Ltd.


                               Page 21 of 23 pages

                                                                       Exhibit 5

                                                               November 15, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                            Shelly Bergman

A g r e e d:

(signed)
__________________________
Elron Electronic Industries Ltd.

                         ==============================

                                                                       Exhibit 6

                                                               November 16, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                              Ruth Manor

A g r e e d:

(signed)
__________________________
Elron Electronic Industries Ltd.


                               Page 22 of 23 pages

                                                                       Exhibit 7

                                                               November 16, 2009

Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Elron Electronic Industries Ltd. ("Elron") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of GigOptix, Inc. purchased, owned or sold from time to time by the undersigned.

     Elron is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                           Very truly yours,

                                               (signed)

                                            Avraham Livnat

A g r e e d:

(signed)
__________________________
Elron Electronic Industries Ltd.


                               Page 23 of 23 pages